UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

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FIRST INTERSTATE BANCSYSTEM, INC.
(Name of Issuer)

Class A Common Stock and Class B Common Stock
(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300
(CUSIP Number)

James R. Scott
c/o First Interstate BancSystem, Inc.
401 North 31st Street
Billings, Montana 59116
(406) 255-5390
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2020
(Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 18 Pages)

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 2 of 18 Pages

1.	Names of Reporting Persons Risa K. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,217,725 (of which 4,217,640 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
	8.	Shared Voting Power 85,836 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 4,217,725 (of which 4,217,640 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 85,836 (all of which are shares of Class B Common Stock
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,303,561 (of which 4,303,476 are shares of Class B Common Stock and 85 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.1% Class A Common Stock; 19.5% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 3 of 18 Pages

1.	Names of Reporting Persons N Bar 5, Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 3,795,676 (all of which are shares of Class B Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,795,676 (all of which are shares of Class B Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,795,676 (all of which are shares of Class B Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1% Class A Common Stock; 17.2% Class B Common Stock
14.	Type of Reporting Person (See Instructions) PN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 4 of 18 Pages

1.	Names of Reporting Persons James R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 4,278,908 (of which 4,240,440 are shares of Class B Common Stock and 38,468 are shares of Class A Common Stock)
	8.	Shared Voting Power 395,075 (of which 364,977 are shares of Class B Common Stock and 30,098 are shares of Class A Common Stock)
	9.	Sole Dispositive Power 4,278,908 (of which 4,240,440 are shares of Class B Common Stock and 38,468 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 395,075 (of which 364,977 are shares of Class B Common Stock and 30,098 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,673,983 (of which 4,605,417 are shares of Class B Common Stock and 68,566 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.8% Class A Common Stock; 20.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 5 of 18 Pages

1.	Names of Reporting Persons John M. Heyneman, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,246,544 (of which 1,240,713 are shares of Class B Common Stock and 5,831 are shares of Class A Common Stock)
	8.	Shared Voting Power 343,344 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 1,246,544 (of which 1,240,713 are shares of Class B Common Stock and 5,831 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 343,344 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,589,888 (of which 1,584,057 are shares of Class B Common Stock and 5,831 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.6% Class A Common Stock; 7.2% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 6 of 18 Pages

1.	Names of Reporting Persons Thomas W. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,230,693 (of which 2,230,488 are shares of Class B Common Stock and 205 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,230,693 (of which 2,230,488 are shares of Class B Common Stock and 205 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,230,693 (of which 2,230,488 are shares of Class B Common Stock and 205 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% Class A Common Stock; 10.1% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 7 of 18 Pages

1.	Names of Reporting Persons Homer A. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,210,848 (of which 2,172,241 are shares of Class B Common Stock and 38,607 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 26,193 (all of which are shares of Class A Common Stock)
	10.	Shared Dispositive Power 2,184,655 (of which 2,172,241 are shares of Class B Common Stock and 12,414 are shares of Class A Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,210,848 (of which 2,172,241 are shares of Class B Common Stock and 38,607 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9% Class A Common Stock; 9.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 8 of 18 Pages

1.	Names of Reporting Persons Susan S. Heyneman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Montana, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 851,570 (of which 843,345 are shares of Class B Common Stock and 8,225 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 851,570 (of which 843,345 are shares of Class B Common Stock and 8,225 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 851,570 (of which 843,345 are shares of Class B Common Stock and 8,225 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% Class A Common Stock; 3.8% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 9 of 18 Pages

1.	Names of Reporting Persons James R. Scott, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oregon, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 91,397 (of which 46,570 are shares of Class B Common Stock and 44,827 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 91,397 (of which 46,570 are shares of Class B Common Stock and 44,827 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,397 (of which 46,570 are shares of Class B Common Stock and 44,827 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% Class A Common Stock; 0.2% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 10 of 18 Pages

1.	Names of Reporting Persons Jonathan R. Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Arizona, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 565,430 (of which 564,996 are shares of Class B Common Stock and 434 are shares of Class A Common Stock)
	8.	Shared Voting Power 166,162 (all of which are shares of Class B Common Stock)
	9.	Sole Dispositive Power 565,430 (of which 564,996 are shares of Class B Common Stock and 434 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 166,162 (all of which are shares of Class B Common Stock)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 731,592 (of which 731,158 are shares of Class B Common Stock and 434 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7% Class A Common Stock; 3.3% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 11 of 18 Pages

1.	Names of Reporting Persons Jeremy Scott
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Wyoming, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 22,074 (of which 21,674 are shares of Class B Common Stock and 400 are shares of Class A Common Stock)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 22,074 (of which 21,674 are shares of Class B Common Stock and 400 are shares of Class A Common Stock)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,074 (of which 21,674 are shares of Class B Common Stock and 400 are shares of Class A Common Stock)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% Class A Common Stock; 0.1% Class B Common Stock
14.	Type of Reporting Person (See Instructions) IN

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 12 of 18 Pages

ITEM 1.	SECURITY AND ISSUER
This filing relates to shares of the Class A common stock, no par value per share ("Class A Stock"), and the Class B common stock, no par value per share (the “Class B Stock” and, together with the Class A Stock, the "Common Stock"), of First Interstate BancSystem, Inc., a Montana corporation (the “Issuer”), which has its principal executive offices at 401 North 31st Street, Billings, Montana 59116. The Class A Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Class B Stock, which is not listed on any market or exchange, is convertible at any time into Class A Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Stock does not expire. Each share of Class A Stock is entitled to one vote per share. Each share of Class B Stock is entitled to five votes per share.
The Issuer had 43,173,724 shares of Class A Stock and 22,110,620 shares of Class B Stock outstanding as of January 31, 2020. All beneficial ownership and voting power percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.
All beneficial ownership calculations contained in this Schedule 13D have been made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

ITEM 2.	IDENTITY AND BACKGROUND
(a) – (c) This schedule is being filed by each of Risa K. Scott, N Bar 5, Limited Partnership (“N Bar 5”), James R. Scott, John M. Heyneman, Jr., Thomas W. Scott, Homer A. Scott, Jr., Susan S. Heyneman, James R. Scott, Jr., Jonathan R. Scott, and Jeremy Scott (each, a “Reporting Person” and collectively, the “Reporting Persons”).
Ms. Risa K. Scott is the sister of the late Mr. Randall I. Scott, who served as a director of the Issuer from 1993 to 2002 and from 2003 to 2011 and from 2012 to 2019. Ms. Scott became Managing General Partner of N Bar 5 following Mr. Scott's passing in November 2019. N Bar 5 is a Delaware limited partnership engaged in the business of managing investments. The business address for each of Ms. Scott and N Bar 5 is P.O. Box 7113, Billings, Montana 59103.
Mr. James R. Scott has been a director of the Issuer since 1971, the Vice Chairman of the Issuer’s board of directors from 1990 through 2012 and the Executive Vice Chairman of the Issuer’s board of directors from 2013 through 2015. On January 21, 2016, Mr. Scott assumed the role of Chairman of the Issuer’s board of directors and he is expected to continue to serve in such capacity until the Issuer's next annual meeting of shareholders scheduled for May 6, 2020, after which Mr. Scott is expected to continue to serve as a director for at least the remainder of his current term. Mr. Scott is also Managing Partner of J.S. Investments Limited Partnership ("J.S. Investments") and a board member of Foundation for Community Vitality. The business address for Mr. Scott is P.O. Box 7113, Billings, Montana 59103.
Mr. John M. Heyneman, Jr. was a director of the Issuer from 2010 through 2015 and re-elected in May 2018. Mr. Heyneman is currently the Executive Director for the Plank Stewardship Initiative, a non-profit organization providing technical solutions to ranchers in the Northern Great Plains. Mr. Heyneman was previously Project Manager of Partnership for Wyoming’s Future from 2009 through 2012. Mr. Heyneman is Chairman of the Padlock Ranch Corporation, and Managing General Partner of Towanda Investments Limited Partnership (“Towanda”), a Delaware limited partnership engaged in the business of managing investments. The business address for Mr. Heyneman is 4100 Big Horn Avenue, Sheridan, Wyoming 82801.
Mr. Thomas W. Scott was a director of the Issuer from 1971 through 2015, serving as Chairman of the Issuer’s board of directors from 2004 through 2015. Mr. Scott retired from the Issuer’s board of directors effective January 21, 2016. Mr. Scott’s business address is P.O. Box 190, Dayton, Wyoming 82836.
Mr. Homer A. Scott, Jr. is a retired director of the Issuer. Mr. Scott’s business address is P.O. Box 2007, Sheridan, Wyoming 82801.
Ms. Susan S. Heyneman is a retired director of the Issuer. Ms. Heyneman's business address is P.O. Box 7113, Billings, Montana, 59103.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 13 of 18 Pages

Mr. James R. Scott, Jr. has been a director of the Issuer since May 2015. Mr. Scott served as a Commercial Loan Manager with the Issuer in Ashland, Oregon from 2017 to 2019. Prior to his appointment as Commercial Loan Manager, Mr. Scott was a Vice President in the Issuer’s Missoula Commercial Banking group. From 2010 to 2014, Mr. Scott was an analyst in commercial banking with Citywide Banks of Denver, Colorado. The business address for Mr. Scott is 315 High Street, Ashland, Oregon 97520.

Mr. Jonathan R. Scott has been a director of the Issuer since February 2020. Mr. Scott previously served as a director from 2006 to 2011 and 2013 to 2019. Mr. Scott served as President of the Issuer’s Jackson branch from 2011 to 2019. Prior to that appointment, Mr. Scott served in various management and other positions with the Issuer including serving as Community Development officer from 2008 to 2011, President of FIB CT, LLC, dba Crytech, a related non-bank subsidiary of the Issuer from 2004 to 2008, and an employee of the Issuer’s Financial Services and Marketing Divisions from 1998 to 2004. The business address for Mr. Scott is 3544 E. Rose Lane, Paradise Valley, Arizona 85253.

Mr. Jeremy Scott is the nephew of the late Mr. Randall I. Scott. The business address for Mr. Scott is P.O. Box 592, Dayton, Wyoming 82836.

(d) – (e) During the last five years, none of the foregoing Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the foregoing Reporting Persons and other natural persons for whom information has been provided is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
This filing does not reflect any purchase of securities by the Reporting Persons. Rather, this filing is being made to reflect the voluntary withdrawal of Ms. Sandra A. Scott Suzor as a member of the SFFSG (as defined below) and therefore as a Reporting Person hereunder.

ITEM 4.	PURPOSE OF TRANSACTION
Each Reporting Person, as either one of the descendants of Homer Scott, Sr., the founder of the Issuer, or an affiliate thereof, has been a long-time beneficial owner of shares of Common Stock. Prior to the effective date of the Charter (as defined below), the shares of capital stock held by each of the Reporting Persons have been held without any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer, other than the Shareholder Agreement (as defined below), including predecessor versions thereof, which contains certain customary transfer restrictions and provides the parties thereto a right of first refusal, except for certain permitted transfers.

Randall Scott, an original Reporting Person, passed away on November 9, 2019. Risa Kae Scott, his sister, was elected to be the next Managing General Partner of N Bar 5 on November 15, 2019. Ms. Scott also agreed to replace Randall Scott as a Reporting Person. In addition, as part of the Dan Scott (deceased father of Randall and Risa Scott) family succession plan, Ms. Scott’s and Randall Scott’s nephew, Jeremy Scott, has agreed to become a Reporting Person. Also, as part of the James Scott family succession planning, James Scott, Jr., his son, has agreed to become a Reporting Person. Similarly, as part of the Thomas Scott family succession planning, Jonathan Scott, his son, has agreed to become a Reporting Person.

Effective 21, 2020, the Reporting Persons, including the new members described above, formed the Scott Family FIBK Shareholder Group (“SFFSG”). The SFFSG members adopted, and agreed to be bound by, a charter (the “Charter”) for the purposes of formalizing their efforts to (a) reach consensus on matters of importance to them with respect to the Issuer, including matters requiring the vote of the shareholders of the Issuer, and (b) provide a vehicle to communicate such consensus views in a timely and efficient manner to the Issuer’s independent directors and senior management team. The SFFSG members believe that this arrangement will enable more effective dialogue with such directors and management. The SFFSG members have entered into confidentiality agreements with the Issuer and have agreed to abide by the terms of the Issuer’s insider trading policy with respect to the information they may receive from time to time by the Issuer as a result of this arrangement. By forming the SFFSG, the Reporting Persons, which own collectively and in the aggregate more than 50% of the outstanding voting securities of the Issuer, also intend to act in a manner such that the Issuer continues to qualify for the “controlled company” exemption under the NASDAQ Marketplace Rules.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 14 of 18 Pages

While the goal of the SFFSG is to act collectively and in a unified manner on issues of importance to them regarding the Issuer, the Charter does not bind the SFFSG members to vote in unison the shares of Common Stock beneficially held by them. In addition, the Charter does not restrict the ability of any SFFSG member to dispose of shares of Common Stock beneficially held by such member.

Other than in connection with the contracts, arrangements, understandings or relationships with respect to securities of the Issuer described in Item 6 below, including the Scott Family Shareholders’ Agreement among Scott family members dated October 29, 2010 (the “Shareholder Agreement”), and as described above in this Item 4, there are no other plans or proposals that would result in the acquisition of additional securities or disposition of additional securities of the Issuer.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the securities described herein for investment purposes and they intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of common stock and/or warrants, selling some or all of its shares of common stock and/or warrants, or changing its intention with respect to any and all matters referred to in Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) – (b) The group composed of the Reporting Persons included in this filing beneficially owns an aggregate of 16,362,405 shares of Common Stock (of which 16,195,082 are shares of Class B Stock and 167,323 are shares of Class A Stock), representing approximately 27.6% of the Class A Stock and 73.2% of the Class B Stock. Such shares of Common Stock represent approximately 52.8% of the voting power of the Common Stock. This amount includes shares beneficially owned as of the date hereof by each Reporting Person as set forth below.

•Risa K. Scott beneficially owns 4,303,561 shares of Common Stock (of which 4,303,476 are shares of Class B Stock and 2,250 are shares of Class A Stock), representing 9.1% of the Class A Stock and 19.4% of the Class B Stock. This amount includes 3,795,676 shares of Class B Stock held by N Bar 5, over which Ms. Scott has sole voting and dispositive power as its Managing General Partner. Ms. Scott disclaims beneficial ownership of the shares owned by N Bar 5 except to the extent of her pecuniary interest therein. The shares of Class B Stock held by N Bar 5 represent 8.1% of the Class A Stock and 17.1% of the Class B Stock. Ms. Scott has sole voting and dispositive power over an additional 285,601 shares of Class B Stock held by a trust for which Ms. Scott serves as trustee and is a beneficiary. Ms. Scott has shared voting and dispositive power over an additional 85,836 shares of Class B Stock held by a family trust, of which Ms. Scott is the co-trustee and beneficiary.

•James R. Scott beneficially owns 4,673,983 shares of Common Stock (of which 4,605,417 are shares of Class B Stock and 68,566 are shares of Class A Stock), representing 9.8% of the Class A Stock and 20.8% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 4,278,908 shares of Common Stock (of which 4,240,440 are shares of Class B Stock and 38,468 are shares of Class A Stock), which includes 2,266,402 shares of Class B Stock held as co-trustee of the James R. Scott Revocable Trust, 1,901,036 shares of Class B Stock held by J.S. Investments, with respect to which Mr. Scott acts as the managing General Partner, 73,002 shares of Class B Stock held as conservator for a custodial account, 17,764 shares of Class A Stock owned through Mr. Scott’s 401(k) plan account pursuant to the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc., 14, 473 shares of Class A Stock held through a brokerage account for the benefit of a trust with respect to which Mr. Scott is trustee and a beneficiary. Mr. Scott has shared voting and dispositive power over 395,075 shares of Common Stock (of which 364,977 are shares of Class B Stock and 30,098 are shares of Class A Stock), which includes 35,240 shares of Class B Stock held as president of a family charitable foundation, 7,096 shares of

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 15 of 18 Pages

Class B Stock held as co-trustee of a trust of a family member, and 352,739 shares of Common Stock (of which 322,641 are shares of Class B Stock and 30,098 are shares of Class A Stock) held as a board member of Foundation for Community Vitality, a non-profit organization.

•John M. Heyneman, Jr. beneficially owns 1,589,888 shares of Common Stock (of which 1,584,057 are shares of Class B Stock and 5,831 are shares of Class A Stock), representing 3.6% of the Class A Stock and 7.2% of the Class B Stock. This amount includes 1,085,792 shares of Class B Stock held by Towanda, over which Mr. Heyneman has sole voting and dispositive power as its Managing General Partner . Mr. Heyneman disclaims beneficial ownership of the shares owned by Towanda except to the extent of his pecuniary interest therein. Mr. Heyneman has sole voting and dispositive power over an additional 160,752 shares of Common Stock (of which 154,921 are shares of Class B Stock and 5,831 are shares of Class A Stock), which includes 139,921 shares of Class B Stock held as trustee of the John M. Heyneman, Jr. Revocable Trust. Mr. Heyneman has shared voting and dispositive power over 343,344 shares of Class B Stock held by four separate trusts, of which Mr. Heyneman is the co-trustee of each trust. Mr. Heyneman disclaims beneficial ownership of all shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

•Thomas W. Scott beneficially owns 2,230,693 shares of Common Stock (of which 2,230,488 are shares of Class B Stock and 205 are shares of Class A Stock), representing 4.9% of the Class A Stock and 10.0% of the Class B Stock. Mr. Scott has sole voting and dispositive power over these shares. Included in the 2,230,693 shares of Common Stock beneficially owned by Mr. Scott are 222,528 shares of Class B Stock held by IXL, LLC, a limited liability company for which Mr. Scott acts as a managing partner. Mr. Scott disclaims beneficial ownership of the shares of Class B Stock held by IXL, LLC.

•Homer A. Scott, Jr. beneficially owns 2,210,848 shares of Common Stock (of which 2,172,241 are Class B Stock and 38,607 are shares of Class A Stock), representing 4.9% of the Class A Stock and 9.8% of the Class B Stock. Mr. Scott has sole voting and shared dispositive power over all of the shares of Class B Stock, and 12,414 shares of Class A Stock, which are held by Mr. Scott as co-trustee of the Homer A. Scott Jr. Revocable Trust. Mr. Scott has sole voting and dispositive power over an additional 26,193 shares of Class A Stock owned through Mr. Scott’s individual retirement account.

•Susan S. Heyneman beneficially owns 851,570 shares of Common Stock (of which 843,345 are shares of Class B Stock and 8,225 are shares of Class A Stock), representing 1.9% of the Class A Stock and 3.8% of the Class B Stock. Ms. Heyneman has sole voting and dispositive power over all 851,570 shares of Common Stock, which are held by Ms. Heyneman as co-trustee of the Susan Heyneman 2008 Revocable Trust.

•James R Scott Jr. beneficially owns 91,397 shares of Common Stock (of which 46,570 are shares of Class B Stock and 44,827 are shares of Class A stock), representing 0.2% of the Class A Stock and 0.2% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 91,397 share of Common Stock (of which 46,570 are shares of Class B Stock and 44,827 are shares of Class A Stock), which includes 44,827 shares of Class A stock held through a brokerage account and 46,570 shares of Class B stock owned individually by Mr. Scott.

•Jonathan R. Scott beneficially owns 731,592 shares of Common Stock (of which 731,158 are shares of Class B Stock and 434 are shares of Class A Stock), representing 1.7% of the Class A Stock and 3.3% of the Class B Stock. Mr. Scott has sole voting and dispositive power over 565,430 shares of Common Stock (of which 564,996 are shares of Class B Stock and 434 are shares of Class A Stock), which includes 564,731 shares of Class B Stock held as trustee of the Jonathan R. Scott Trust and 434 shares of Class A Stock held through a brokerage account. Mr. Scott has shared voting and dispositive power over 166,162 shares of Class B stock held by two trusts, of which Mr. Scott is the co-trustee of each trust. Mr. Scott disclaims beneficial ownership of all shares of Class B Stock held by such trusts, the beneficiaries of which are various family members.

•Jeremy Scott beneficially owns 22,074 shares of Common Stock (of which 21,674 are shares of Class B Stock and 400 are shares of Class A Stock), representing 0.1% of the Class A Stock and 0.1% of the Class B Stock. Mr. Scott has sole voting and dispositive power over all such shares of Common Stock, of which 21,674 shares of Class B Stock and 400 are shares of Class A Stock), which includes 21,674 shares of Class B Stock are held individually and 400 shares of Class A Stock are held through a brokerage account.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 16 of 18 Pages

(c) The following transactions in shares of Common Stock of the Issuer during the 60 days preceding the date hereof were effected by persons identified in Item 2. Shares of Class B Stock transferred to persons other than “permitted transferees” under the Issuer’s Third Amended and Restated Articles of Incorporation are automatically converted into shares of Class A Stock upon transfer.

•Risa K. Scott disposed of 2,165 shares of Class A Stock in a gift transaction effected by her trust on December 30, 2019.
•Susan S. Heyneman converted 6,460 shares of Class B Stock into 6, 460 shares of Class A Stock on February 6th, 2020.
•Jonathan R. Scott received an award of 291 shares of restricted Class A Stock on February 25, 2020 in connection with his appointment to the board of directors to fill the vacancy created by the passing of Randall I. Scott.

(d) The Reporting Persons know of no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities of the Issuer.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
As described in Item 4 above, the Reporting Persons have agreed to effect as a group influence or control over the Issuer, and have agreed to conduct themselves in accordance with the terms of the Charter. As referenced in Item 4 above, the Reporting Persons are also parties to or subject to the contracts, arrangements, understandings, and relationships described in this Item 6.
Currently, the Reporting Persons are parties to the Shareholder Agreement which contains certain customary transfer restrictions with respect to the Class B Stock and provides the parties thereto a right of first refusal, except for certain permitted transfers. The primary purpose of the Shareholder Agreement is to preserve opportunities within the extended Scott family to purchase shares of Class B Stock before they are converted and sold in the open market as shares of Class A Stock. The Shareholder Agreement is not applicable to shares of Class A Stock and, except as specifically set forth therein, does not provide for any arrangement, relationship, understanding or agreement among them to act together for the purpose of acquiring, holding, voting or disposing of any of such equity securities or to otherwise seek to influence on a concerted basis control over the Issuer. A copy of the Shareholder Agreement was previously filed with the Securities and Exchange Commission. The foregoing description of the Shareholder Agreement does not purport to be complete and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference.
Additionally, certain of the Reporting Persons may have pledged their interests in the shares of Common Stock as collateral for loans from third-party financial institutions pursuant to various loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Title

99.1	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Power of Attorney of Ms. Risa K. Scott

99.5*	Power of Attorney of Mr. James R. Scott, Jr.

99.6*	Power of Attorney of Mr. Jonathan R. Scott

99.7*	Power of Attorney of Mr. Jeremy Scott

99.8*	SFFSG Committee Charter dated as of February 21, 2020

99.9*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 17 of 18 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 12, 2020
Date

*
Risa K. Scott

N Bar 5, Limited Partnership

		By:	*
		Name:	Risa K. Scott
		Title:	Managing General Partner

*
James R. Scott

*
John M. Heyneman, Jr.

*
Thomas W. Scott

*
Homer A. Scott, Jr.

*
Susan S. Heyneman

*
James R. Scott, Jr.

*
Jonathan R. Scott

*
Jeremy Scott

*By:	/s/ TIMOTHY LEUTHOLD
Timothy Leuthold, as attorney-in-fact

CUSIP Nos.: 32055Y 201; 32055Y 300
Page 18 of 18 Pages

EXHIBIT INDEX

Exhibit No.	Title

99.1*	Amended and Restated Joint Filing Agreement

99.2*	Power of Attorney

99.3*	Power of Attorney of Ms. Susan S. Heyneman

99.4*	Power of Attorney of Ms. Risa K. Scott

99.5*	Power of Attorney of Mr. James R. Scott, Jr.

99.6*	Power of Attorney of Mr. Jonathan R. Scott

99.7*	Power of Attorney of Mr. Jeremy Scott

99.8*	SFFSG Committee Charter dated February 21, 2020

99.9*	Scott Family Shareholders’ Agreement dated October 29, 2010

*	Previously filed.